Exhibit 99.3

                             (Excerpt Translation)


                                                              September 17, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in August 2004 (the "Current Month").


1.  Summary

    Number of listed shares as of the end               3,609,997,492 shares
    of the preceding month

    Total number of shares changed during                     371,100 shares
    the Current Month

    (out of which, as a result of exercise of                     (0 shares)
    warrants to subscribe for shares)

    (out of which, as a result of exercise of               (371,100 shares)
    stock acquisition rights)

    (out of which, as a result of other reasons)                  (0 shares)

    Number of listed shares as of the end of            3,609,997,492 shares
    the Current Month


2. Warrants to subscribe for shares exercised (Bonds with detachable warrants to subscribe for shares)

    Aggregate face value of the bonds allotted               JPY 600,000,000
    to the outstanding warrants as at the end of the preceding month

    Aggregate face value of the bonds originally                       JPY 0
    allotted to the warrants exercised during the Current Month

    Aggregate face value of the bonds as                     JPY 600,000,000
    allotted to the outstanding warrants
    at the end of the Current Month



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(Details of shares delivered (issued or transferred) upon exercise of warrants to subscribe for shares)

(1) Number of shares

    Total number of shares delivered during                         0 shares
    the Current Month

    (out of which, number of newly issued shares)                 (0 shares)

    (out of which, number of shares transferred                   (0 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                  JPY 0

    (out of which, aggregate amount of newly issued shares)          (JPY 0)

    (out of which, aggregate amount of shares transferred            (JPY 0)
    from treasury shares)


3. Stock acquisition rights exercised

(Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights)

(1) Number of shares

    Total number of shares delivered during                   371,100 shares
    the Current Month

    (out of which, number of newly issued shares)                 (0 shares)

    (out of which, number of shares transferred             (371,100 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month      JPY 1,097,713,800

    (out of which, aggregate amount of newly
    issued shares)                                                   (JPY 0)

    (out of which, aggregate amount of shares            (JPY 1,097,713,800)
    transferred from treasury shares)